希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L196-09cc/sal
Your Ref :

4 September 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549,
USA
Mailstop: 3-2

Exemption No. 82-1617

BY AIR MAIL

Dear Sirs,

Hysan Development Company Limited, Exemption No. 82-1617

We, a company incorporated in Hong Kong, furnish a copy of each of the following documents for your kind attention and record:

(1) Interim Report 2009; and

(2) Circular dated 31 August 2009 regarding interim dividend for the 6 months ended 30 June 2009 with option to receive shares in lieu of cash dividend.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PW

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited (the "Company"), you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Independent non-executive Directors
Fa-kuang HU
(Raymond Liang-ming HU as his alternate)
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Hans Michael JEBSEN
(Kam Wing LI as his alternate)
Anthony Hsien Pin LEE
(Peter Ting Chang LEE as his alternate)
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD
(Peter Ting Chang LEE as his alternate)

Executive Directors
Ricky Tin For TSANG
Wendy Wen Yee YUNG

Registered Office:
49th Floor
The Lee Gardens
33 Hysan Avenue
Hong Kong

31 August 2009

Dear Shareholder(s),

INTERIM DIVIDEND FOR THE 6 MONTHS ENDED 30 JUNE 2009
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

On 11 August 2009, the Board of Directors of the Company has declared an interim dividend for the 6 months ended 30 June 2009 of HK14 cents per ordinary share **(the "Share(s)")** in the capital of the Company.

The interim dividend is payable in cash with a scrip dividend alternative **(the "Scrip Dividend")** to shareholders whose names appeared on the Register of Members on Thursday, 27 August 2009 **(the "Record Date")**. The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on Monday, 24 August 2009. Brief details of the Scrip Dividend arrangement were announced on 27 August 2009.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i) a cash dividend of HK14 cents; or

(ii) an allotment of new Shares **(the "New Shares")** credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below), equal to the dividend of HK14 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$19.204 per Share, being the average of the closing prices of the Shares on the Stock Exchange for the 5 consecutive Stock Exchange dealing days commencing on Friday, 21 August 2009, the first day the Shares traded ex-dividend **(the "Market Value")**.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 27 August 2009 x HK14 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$19.204)}} = \begin{array}{c}\text{Maximum number of New Shares}\\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares resulting from shareholders' election will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Tuesday, 22 September 2009. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the 6 months ended 30 June 2009.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System **("CCASS")** with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in or on the Stock Exchange. Certain US$ and HK$ denominated Guaranteed Notes issued by a Group subsidiary, Hysan (MTN) Limited, that are guaranteed by the Company are listed on the Luxemburg Stock Exchange and the Stock Exchange respectively. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in or on any other stock exchange nor is listing of or permission to deal in or on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and, is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (the "Registrars") so as to arrive no later than 4:00 p.m. on Wednesday, 16 September 2009. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. **Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election.** Such election or a notice not to be sent forms of election may be revoked at any time by giving 7 days' notice in writing to the Registrars. **Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars in writing of their wish to revoke their election or notice.**

OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any of its territories or possessions or Malaysia will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the laws of the relevant places or of the requirements of the relevant regulatory body or stock exchange in those places. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any persons outside Hong Kong who wishes to receive New Shares under this scheme to

comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2009
Shares quoted ex-dividend	Friday, 21 August
Latest time for submission of transfer forms to qualify for the interim dividend	4:00 p.m. on Monday, 24 August
Book closure dates	Tuesday, 25 August to Thursday, 27 August
Record date for the interim dividend	Thursday, 27 August
Last date for receipt of forms of election by the Registrars	4:00 p.m. on Wednesday, 16 September
Payment date for dividend warrants and certificates for New Shares mailed	on or about Tuesday, 22 September
Expected first day of dealings in New Shares in Hong Kong	on or about Tuesday, 22 September (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

The Directors have been advised that in accordance with the terms of the share option schemes adopted by the Company, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the share option schemes.

Yours faithfully,
Peter T.C. LEE
Chairman

以股代息計劃收取新股，須自行承擔責任遵守有關司法地區之法律規定，包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人士，亦必須遵守在香港以外地區轉售股票時所適用之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對　閣下有利，乃視乎　閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。　閣下如有任何疑問，應諮詢　閣下之專業顧問。

身為信託人之股東應就有關信託契約內之條款諮詢專業顧問之意見，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

	2009年
股份除息報價	8月21日（星期五）
最遲呈交股份過戶表格以收取中期股息之時間	8月24日（星期一）下午4時正
暫停辦理股份過戶登記日期	8月25日（星期二）至8月27日（星期四）
中期股息記錄日期	8月27日（星期四）
股份過戶登記處最後收回選擇表格之日期	9月16日（星期三）下午4時正
寄發股息單及新股股票之日期	約於9月22日（星期二）
預計新股在香港首日買賣之日期	約於9月22日（星期二）（當本公司有關之股東收妥新股股票後開始）

調整按購股權計劃而授出購股權之認購價

根據董事會所獲提供之意見，依據本公司採納購股權計劃之條款，以股代息將不會導致按購股權計劃而授出購股權所涉及之認購價作出任何調整。

此致

列位股東　台照

主席
利定昌
謹啟

2009年8月31日

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司Hysan (MTN) Limited發行，並由本公司提供擔保之美元及港元票據則分別在盧森堡證券交易所及聯交所上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或進行申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取中期股息選擇收取全部新股或部份現金及部份新股，或作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於2009年9月16日（星期三）下午4時正前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓（「股份過戶登記處」）。交回之選擇表格將不會獲發收據。

閣下如欲以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等就記錄日期所持之所有股份選擇以新股代息。

選擇收取新股代替全部中期股息，及選擇就將來以現金派發股息並附有以股代息選擇時全部收取新股的股東，請填寫選擇表格內之丁欄。**已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。**股東可隨時向股份過戶登記處給予7日書面通知，將是項選擇或通知撤銷。**凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東以書面通知股份過戶登記處將是項選擇或通知撤銷。**

海外股東

凡註冊地址乃在美國或其任何領土或屬土或在馬來西亞之股東均不獲寄予選擇表格，並將以現金方式收取是次派發之中期股息。董事已取得該等司法地區的法律意見，經考慮到有關地區的法例或該地區有關監管機構或證券交易所的規定後，認為此舉是有必要及適宜，並已符合香港聯合交易所有限公司證券上市規則第13.36(2)條之規定。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否須獲准許選擇以股代息之方式收取中期股息或是否須要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人士如欲根據

中期股息將以現金派發並附有以股代息選擇(「**以股代息**」)予於2009年8月27日(星期四)(「**記錄日期**」)登記於股東名冊上各股東。股份過戶表格最遲須於2009年8月24日(星期一)下午4時前呈交以符合收取中期股息之資格。有關以股代息安排之概要已載於2009年8月27日之公告內。

本通函旨在說明有關以股代息之程序。

計劃之詳情

有關股東就持有之每股股份可作如下選擇:

(i) 收取現金股息14港仙;或

(ii) 獲配發市值(按下文所載定義)相等於該股東原應以現金收取之股息14港仙,並入賬列為已繳足股款之新股份(「**新股**」)(對零碎股份之調整除外);或

(iii) 部份以現金收取及部份以新股收取。

選擇收取代息股份之股東可獲配發新股數目的計算方式是將股東原本應收取之現金股息總額除以每股19.204港元之市值。市值乃指股份由2009年8月21日(星期五)(此等股份除息交易之首天)起連續5個交易日在聯交所之平均收市價(「**市值**」)。

計算應收新股的公式如下:

於2009年8月27日持有股份數目 × 14港仙 = 最高股息額

$$\frac{\text{最高股息額}}{\text{市值(19.204港元)}} = \text{最高新股數目(向下調整至最近之整數)}$$

如選擇收取代息股份之股東,將不會獲配發零碎股份,應付之新股將向下調整至最近之整數,零碎股份將彙集並出售,而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及/或新股股票(倘新股之上市申請獲得批准)將約於2009年9月22日(星期二)經普通郵遞方式寄予各股東,如有郵誤,由股東自行負責。新股將與現已發行之股份享有各方面同等權益,惟不獲發截至2009年6月30日止6個月之中期股息。

倘新股獲得聯交所批准上市及買賣,該等新股將獲香港中央結算有限公司接納為合資格證券,新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統(「**中央結算系統**」)內寄存、結算及交收。聯交所參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「本公司」)股份售出或轉讓，應立即將本通函及隨附的選擇表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

香港交易及結算所有限公司及香港聯合交易所有限公司(「**聯交所**」)對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)
(股份代號：00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

獨立非執行董事
胡法光
(胡亮明為其替任董事)
葉謀遵博士

非執行董事
Hans Michael JEBSEN
(李錦榮為其替任董事)
利憲彬
(利定昌為其替任董事)
利乾
利德蓉醫生
(利定昌為其替任董事)

執行董事
曾殿科
容韻儀

註冊辦事處：
香港
希慎道33號
利園49樓

敬啟者：

截至2009年6月30日止6個月之中期股息
選擇收取股份以代替現金股息

緒言

於2009年8月11日，本公司董事會宣布派發截至2009年6月30日止6個月之中期股息每股本公司普通股股份(「**股份**」)14港仙。

Hysan Development Company Limited

(stock code: 00014)

INTERIM REPORT 2009



Hysan 希慎

MISSION

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to our shareholders.

CONTENTS

Highlights

- **Positive rental reversions benefited commercial properties (Group turnover up 7.6%)**
- **Interim dividend per share unchanged**
- **Our performance expected to remain resilient for the rest of the year**

Results

	Six months ended 30 June		
	2009	2008	Change
	HK$ million	HK$ million	%
Turnover	**851**	791	7.6
Recurring Underlying Profit[1]	**580**	605	(4.1)
Underlying Profit[2]	**583**	618	(5.7)
Statutory Profit[3]	**1,071**	3,437	(68.8)
	HK cents	HK cents	
Earnings per share, based on:			
Recurring Underlying Profit[1]	**55.65**	58.30	(4.5)
Underlying Profit[2]	**55.94**	59.55	(6.1)
Statutory Profit[3]	**102.77**	331.20	(69.0)
Interim dividend per share	**14.00**	14.00	–
	At 30 June	At 31 December	
	2009	2008	
	HK$ million	HK$ million	
Shareholders' funds	**32,153**	31,469	2.2
Adjusted Shareholders' Funds[4]	**35,404**	34,660	2.1
	HK$	HK$	
Net assets value per share	**30.63**	30.23	1.3
Adjusted net assets value per share	**33.72**	33.29	1.3

Definitions:

1. **Recurring Underlying Profit**
This is a performance indicator of the Group's core property investment business. It is arrived at by excluding from Underlying Profit gains/losses from disposal of assets, impairment, reversal, recovery and tax provisions for prior year(s).

2. **Underlying Profit**
This is arrived at by excluding from Statutory Profit unrealised fair value changes on investment properties and related deferred tax. As a property investor, the Group's results are principally derived from the rental revenues on its investment properties. The inclusion of the unrealised fair value change on investment properties in the consolidated income statement causes an increase in fluctuation in earnings and poses limitation on the use of the unadjusted earning figures, financial ratios, trends and comparison against prior period(s). Besides, deferred tax on such fair value changes has to be provided for despite the fact that no capital gain tax liability will arise in Hong Kong on disposal of the Group's investment properties. Accordingly, both of these two items are excluded in arriving at the Underlying Profit.

3. **Statutory Profit**
This is the profit attributable to owners of the Company. It is prepared in accordance with Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance.

4. **Adjusted Shareholders' Funds**
This is arrived at by adding back the Group's share of cumulative deferred tax on property revaluation to shareholders' funds figure. Deferred tax on property revaluation has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of properties.

Chairman's Statement

Overview

The co-ordinated policy measures taken by governments around the world towards the end of 2008 have generally stabilised the global financial and credit markets in the first half of 2009. Hong Kong's real economy registered a decline, but showed some signs of stabilisation in the second quarter of 2009. The financial market's rally also helped improve the overall sentiment.

Results

Our turnover for the six months ended 30 June 2009 increased by 7.6% to HK$851 million (2008: HK$791 million). Office sector's turnover growth was 12.0%, while Retail showed an increase of 4.5%. Residential sector's growth was 3.6%.

Our Recurring Underlying Profit, the key measurement of our core leasing business performance, was HK$580 million (2008: HK$605 million). Underlying Profit, which excludes unrealised changes in fair value of investment properties and related deferred tax, was HK$583 million (2008: HK$618 million). These reflected the recording of more substantial financial investment returns in 2008.

Statutory Profit was HK$1,071 million (2008: HK$3,437 million). This reflected a smaller fair value gain on investment properties valuation recorded in this period.

As at 30 June 2009, the investment properties of the Group were revalued at HK$36,340 million (31 December 2008: HK$35,850 million). Adjusted Shareholders' Funds stood at HK$35,404 million (31 December 2008: HK$34,660 million).

Dividends

Your Directors have declared an interim dividend of HK14.0 cents per share (2008: HK14.0 cents). The dividend will be payable in cash with a scrip dividend alternative.

Outlook

There are some recent signs of the Hong Kong real economy stabilising. There may, however, be uncertainties on the path to a sustained recovery. We believe our performance will remain resilient for the rest of the year.

Hysan's quality asset base and strong financial position provide solid foundations for its long term sustainable growth.

Peter T.C. LEE
Chairman

Hong Kong, 11 August 2009

Operations and Financial Review

Turnover – The Group's turnover for the first half of 2009 was HK$851 million, representing a year-on-year increase of 7.6% (2008: HK$791 million). The Group recorded growth across all three leasing sectors during the period under review.

Office Sector – Office sector continued to enjoy steady growth during the period. Revenue increased by 12.0% to HK$384 million (2008: HK$343 million[1]), reflecting positive rental reversion on renewals. Occupancy as at 30 June 2009 was 91.4% (31 December 2008: 97.5%; 30 June 2008: 98.3%). During the review period, there was a further slowing down in the level of activities in core commercial districts when a substantial majority of our office leases due for renewal in 2009 occurred. There have, however, been some recent signs of businesses being more willing to commit to leasing new accommodation. The Group will continue to attract new tenants and accommodate expansion requirements of existing tenants.

Retail Sector – Overall local consumption and retail sales decreased during the period. However, the recent rally in local financial markets helped improved sentiment. The Group's retail sector revenue in the first half of 2009 increased by 4.5% to HK$322 million (2008: HK$308 million[1]). Our retail portfolio has an occupancy of 98.4% as at 30 June 2009 (31 December 2008: 97.4%; 30 June 2008: 97.5%).

Residential Sector – Demand for luxury residential properties from expatriates, especially from the financial sector, weakened considerably since the last quarter of 2008. Against this background, residential sector revenue in the first half of 2009 increased by 3.6% to HK$145 million (2008: HK$140 million). As at 30 June 2009, the sector has 85.2% occupancy (31 December 2008: 89.6%; 30 June 2008: 91.0%). The level of activities have, however, improved in recent months.

Property Expenses – Property expenses to turnover ratio continued to improve from 12.4% to 11.2% against the corresponding period in 2008. The improvement reflected both the increase in turnover, as well as reduction in the cost of providing property services. Total property expenses dropped by 3.1% to HK$95 million (2008: HK$98 million). This was mainly attributable to the savings in energy costs under our energy efficiency enhancement programme.

Investment Income – Investment income, mainly comprised dividend income and interest income, amounted to HK$18 million (2008: HK$33 million). The decrease reflected a lower interest rate environment in the first half of 2009 and lower dividend income derived from the Group's equity investments.

Other Gains and Losses – The Group has adopted a more prudent strategy in its financial investment activities in the period under review and recorded a net gain of HK$5 million (2008: HK$84 million) from disposal of available-for-sale investments and mark-to-market movements of financial instruments.

[1] *Prior period figures have been reclassified to conform to current period presentation.*

Administrative Expenses – Administrative expenses was HK$63 million (2008: HK$62 million) for the first half of 2009.

Finance Costs – Finance costs reduced by 4.1% to HK$71 million (2008: HK$74 million) mainly due to lower interest rate in the first half of 2009. The Group's average finance costs for the interim period was 3.5%, a drop from 4.7% in the first half of 2008 and 4.4% for 2008 full year.

Change in Fair Value of Investment Properties – As at 30 June 2009, the investment properties of the Group were revalued at HK$36,340 million (31 December 2008: HK$35,850 million) by an independent professional valuer. Excluding capital expenditure spent on the Group's investment properties, fair value gain on investment properties of HK$397 million (2008: HK$2,995 million) was recognised in the condensed consolidated income statement during the interim period.

Share of Results of Associates – The Group's share of results of associates decreased by 24.2% to HK$257 million (2008: HK$339 million). The decrease in the share of profit of associates was mainly attributable to a lower fair value gain on investment properties held by an associate.

Taxation – Taxation for the period (aggregation of current and deferred tax) decreased from HK$369 million in 2008 to HK$160 million, which was principally due to the reduction in deferred tax provision relating to lower revaluation gains on investment properties.

Contingent Liabilities – There were no significant changes since the publication of the Group's 2008 Annual Report in March 2009.

Capital Expenditure – The Group is committed to enhancing the asset value of its investment properties portfolio. Total capital expenditure amounted to HK$99 million during the period (2008: HK$68 million).

Hennessy Centre Redevelopment – The Hennessy Centre Redevelopment project remains on schedule and will be completed at the end of 2011. The main construction contract had been awarded and construction works commenced in April 2009. The project is at the forefront of international environmental and energy standards. It is the first Hong Kong building to be pre-certified at the highest Platinum level for the United States Green Building Council's Leadership in Energy and Environmental Design standard (LEED Platinum). The project is also aiming for the top-level in Hong Kong's Building Environmental Assessment Method (BEAM).

Financial Policy

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure including the Hennessy Centre redevelopment project. These financial resources include funds generated from operating activities, access to the debt capital market through Medium Term Note Programme, availability of undrawn committed banking facilities and liquid treasury assets.

Financial Management – The key objective of the Group's financial management is to maintain sufficient liquidity and manage financial risks. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; well-managed interest rate profile and minimising foreign exchange exposures arising from borrowings.

Liquidity – As at 30 June 2009, the Group's total gross debt level stood at HK$4,233 million, an increase of HK$535 million from the balance at the year-end of 2008 (31 December 2008: HK$3,698 million).

The Group's average debt maturity was changed from 3.9 years as at 31 December 2008 to 3.4 years as at 30 June 2009 (repayable within one year: HK$550 million, repayable in more than one year but not exceeding two years: HK$1,050 million, more than two years but not exceeding five years: HK$1,818 million, more than five years: HK$815 million). As at 30 June 2009, bank loans accounted for approximately 34.2% of the Group's total gross debt with the remaining 65.8% from capital market financing (31 December 2008: 24.9%: 75.1%). The ratio of floating rate debt was approximately 69.4% of the total gross debt as at the period end (31 December 2008: 59.5%).

All of the Group's debts are unsecured and on a committed basis. To maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$2,250 million were maintained as at 30 June 2009 (31 December 2008: HK$3,550 million).

Risk Management – Interest expenses represent a key cost driver to the Group's business. Therefore, the Group monitors its interest rate exposure closely. Depending on the Group's medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

In managing its liability, the Group aims to have minimal mismatch in currency. With the exception of the US$182 million 10-year notes and bank loans totaling US$51.2 million, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong Dollars. On the investment side, the majority of the foreign exchange exposures relate to the investment in Shanghai project. These foreign exposures, as at 30 June 2009, amounted to the equivalent of HK$2,559 million (31 December 2008: HK$2,340 million) or 6.0% of the Group's total assets (31 December 2008: 5.6%).

Financial Ratios – Net interest coverage (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 11.2 times for the first half of 2009 (2008: 10.0 times).

Net debt to equity (defined as borrowings less cash and cash equivalents divided by Adjusted Shareholders' Funds) as at 30 June 2009 was 5.8% (31 December 2008: 5.9%).

Credit Ratings – As at 30 June 2009, remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

Report on Review of Interim Financial Information

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF
HYSAN DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 7 to 28 which comprises the condensed consolidated statement of financial position of Hysan Development Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of 30 June 2009 and the related condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

11 August 2009

Condensed Consolidated Income Statement

For the six months ended 30 June 2009

	Notes	Six months ended 30 June 2009 HK$ million (unaudited)	2008 HK$ million (unaudited)
Turnover	3	**851**	791
Property expenses		**(95)**	(98)
Gross profit		**756**	693
Investment income		**18**	33
Other gains and losses		**5**	84
Administrative expenses		**(63)**	(62)
Finance costs	5	**(71)**	(74)
Change in fair value of investment properties		**397**	2,995
Share of results of associates		**257**	339
Profit before taxation		**1,299**	4,008
Taxation	6	**(160)**	(369)
Profit for the period	7	**1,139**	3,639
Attributable to:			
Owners of the Company		**1,071**	3,437
Minority interests		**68**	202
		1,139	3,639
Earnings per share (expressed in HK cents)			
Basic	8	**102.77**	331.20
Diluted	8	**102.75**	331.16

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2009

	Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Profit for the period	**1,139**	3,639
Other comprehensive income		
Change in fair value of available-for-sale investments	**33**	(657)
Surplus on revaluation of properties held for own use	**1**	3
Share of reserve of an associate	**2**	1
Exchange differences on translation of an overseas associate	**–**	1
Change in fair value of derivatives designated as cash flow hedge	**5**	12
Transfer to profit and loss on disposal of available-for-sale investments	**(3)**	(46)
Transfer to profit and loss for cash flow hedges	**6**	4
Other comprehensive income (expense) for the period (net of tax)	**44**	(682)
Total comprehensive income for the period	**1,183**	2,957
Total comprehensive income attributable to:		
Owners of the Company	**1,115**	2,755
Minority interests	**68**	202
	1,183	2,957

Condensed Consolidated Statement of Financial Position

At 30 June 2009

	Notes	**At 30 June 2009 HK$ million (unaudited)**	At 31 December 2008 HK$ million (audited)
Non-current assets			
Investment properties	10	**36,340**	35,850
Property, plant and equipment	11	**77**	80
Prepaid lease payments		**121**	123
Investments in associates		**2,009**	1,750
Available-for-sale investments		**995**	1,022
Other financial assets		**103**	242
Other receivables		**31**	29
		39,676	39,096
Current assets			
Accounts receivable and other receivables	12	**85**	94
Amount due from an associate		**550**	590
Other financial assets		**131**	41
Short-term investments		**–**	700
Time deposits	13	**2,158**	964
Cash and bank balances	13	**12**	51
		2,936	2,440
Current liabilities			
Accounts payable and accruals	14	**250**	320
Other financial liabilities		**2**	–
Rental deposits from tenants		**139**	158
Amounts due to minority shareholders		**327**	327
Borrowings	15	**550**	550
Taxation payable		**247**	351
		1,515	1,706
Net current assets		**1,421**	734
Total assets less current liabilities		**41,097**	39,830
Non-current liabilities			
Borrowings	15	**3,682**	3,201
Other financial liabilities		**31**	41
Rental deposits from tenants		**247**	230
Deferred taxation	16	**3,720**	3,648
		7,680	7,120
Net assets		**33,417**	32,710
Capital and reserves			
Share capital		**5,249**	5,206
Reserves		**26,904**	26,263
Equity attributable to owners of the Company		**32,153**	31,469
Minority interests		**1,264**	1,241
Total equity		**33,417**	32,710

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2009

	Attributable to owners of the Company			
	Share capital HK$ million	Share premium HK$ million	Share options reserve HK$ million	Investments revaluation reserve HK$ million
At 1 January 2009	5,206	1,606	9	772
Profit for the period	–	–	–	–
Change in fair value of available-for-sale investments	–	–	–	33
Surplus on revaluation of properties held for own use	–	–	–	–
Share of reserve of an associate	–	–	–	–
Change in fair value of derivatives designated as cash flow hedge	–	–	–	–
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(3)
Transfer to profit and loss for cash flow hedges	–	–	–	–
Total comprehensive income for the period	–	–	–	30
Issue of shares pursuant to scrip dividend scheme	43	85	–	–
Recognition of equity-settled share-based payments	–	–	3	–
Forfeiture of share options	–	–	(1)	–
Dividends paid during the period (note 9)	–	–	–	–
At 30 June 2009	**5,249**	**1,691**	**11**	**802**
At 1 January 2008	5,187	1,541	6	2,123
Profit for the period	–	–	–	–
Change in fair value of available-for-sale investments	–	–	–	(657)
Surplus on revaluation of properties held for own use	–	–	–	–
Share of reserve of an associate	–	–	–	–
Exchange differences on translation of an overseas associate	–	–	–	–
Change in fair value of derivatives designated as cash flow hedge	–	–	–	–
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(46)
Transfer to profit and loss for cash flow hedges	–	–	–	–
Total comprehensive income for the period	–	–	–	(703)
Issue of shares pursuant to scrip dividend scheme	15	55	–	–
Issue of shares under share option schemes	1	1	(1)	–
Recognition of equity-settled share-based payments	–	–	2	–
Dividends paid during the period (note 9)	–	–	–	–
At 30 June 2008	5,203	1,597	7	1,420

Attributable to owners of the Company								
Properties revaluation reserve HK$ million	Hedging reserve HK$ million	Translation reserve HK$ million	Capital redemption reserve HK$ million	General reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total HK$ million
12	(27)	154	276	100	23,361	31,469	1,241	32,710
–	–	–	–	–	1,071	1,071	68	1,139
–	–	–	–	–	–	33	–	33
1	–	–	–	–	–	1	–	1
–	–	2	–	–	–	2	–	2
–	5	–	–	–	–	5	–	5
–	–	–	–	–	–	(3)	–	(3)
–	6	–	–	–	–	6	–	6
1	11	2	–	–	1,071	1,115	68	1,183
–	–	–	–	–	–	128	–	128
–	–	–	–	–	–	3	–	3
–	–	–	–	–	1	–	–	–
–	–	–	–	–	(562)	(562)	(45)	(607)
13	**(16)**	**156**	**276**	**100**	**23,871**	**32,153**	**1,264**	**33,417**
9	1	(1)	276	100	22,410	31,652	1,196	32,848
–	–	–	–	–	3,437	3,437	202	3,639
–	–	–	–	–	–	(657)	–	(657)
3	–	–	–	–	–	3	–	3
–	–	1	–	–	–	1	–	1
–	–	1	–	–	–	1	–	1
–	12	–	–	–	–	12	–	12
–	–	–	–	–	–	(46)	–	(46)
–	4	–	–	–	–	4	–	4
3	16	2	–	–	3,437	2,755	202	2,957
–	–	–	–	–	–	70	–	70
–	–	–	–	–	–	1	–	1
–	–	–	–	–	–	2	–	2
–	–	–	–	–	(498)	(498)	(38)	(536)
12	17	1	276	100	25,349	33,982	1,360	35,342

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2009

	Note	Six months ended 30 June 2009 HK$ million (unaudited)	2008 HK$ million (unaudited)
NET CASH FROM OPERATING ACTIVITIES		**470**	666
INVESTING ACTIVITIES			
Interest received		**2**	6
Dividends received from available-for-sale investments		**14**	27
Proceeds on disposal of available-for-sale investments		**44**	–
Proceeds upon maturity of principal-protected deposits		**–**	78
Repayment from associates		**40**	6
Payments in respect of investment properties		**(99)**	(68)
Purchase of property, plant and equipment		**(1)**	(3)
Increase in time deposits with original maturity over three months		**(1,634)**	–
NET CASH (USED IN) FROM INVESTING ACTIVITIES		**(1,634)**	46
FINANCING ACTIVITIES			
Interest paid		**(59)**	(71)
Bank charges		**(3)**	(4)
Payment for front-end fees		**(1)**	–
Payment for hedging expenses		**(1)**	(1)
Other finance costs		**(1)**	(2)
Dividend paid		**(434)**	(423)
Dividend paid to minority shareholders of a subsidiary		**(45)**	(38)
New bank loans		**599**	–
Repayment of bank loans		**(70)**	–
Proceeds on exercise of share options		**–**	2
NET CASH USED IN FINANCING ACTIVITIES		**(15)**	(537)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		**(1,179)**	175
CASH AND CASH EQUIVALENTS AT 1 JANUARY	13	**1,715**	484
CASH AND CASH EQUIVALENTS AT 30 JUNE	13	**536**	659

1. Basis of Preparation

The unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2009 have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. Principal Accounting Policies

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

In the current interim period, the Group has applied, for the first time, the following new or revised standards, amendments and interpretations issued by the HKICPA, which are effective for the Group's financial year beginning on 1 January 2009.

HKFRSs (Amendments)	Improvements to HKFRSs issued in 2008, except for the amendment to HKFRS 5 that is effective for annual periods beginning on or after 1 July 2009
HKFRSs (Amendments)	Improvements to HKFRSs issued in 2009 in relation to the amendment to paragraph 80 of HKAS 39
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
HKFRS 1 and HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations
HKFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
HKFRS 8	Operating Segments
HK(IFRIC) – Int 9 and HKAS 39 (Amendments)	Embedded Derivatives
HK(IFRIC) – Int 13	Customer Loyalty Programmes
HK(IFRIC) – Int 15	Agreements for the Construction of Real Estate
HK(IFRIC) – Int 16	Hedges of a Net Investment in a Foreign Operation

2. Principal Accounting Policies *continued*

The adoption of these new or revised standards, amendments and interpretations had no material effect on the results and financial position of the Group for the current and/or prior accounting periods. Accordingly, no prior period adjustment has been required.

Except as described below, the same accounting policies, presentation and methods of computation have been followed in these condensed consolidated financial statements as were applied in the preparation of the Group's consolidated financial statements for the year ended 31 December 2008.

HKFRS 8 – Operating Segments

HKFRS 8 is a disclosure Standard that has resulted in a disclosure of the Group's reportable segments (see note 4), but has had no impact on the reported results or financial position of the Group.

HKAS 1 (Revised) – Presentation of Financial Statements

HKAS 1 (Revised) has introduced a number of terminology changes (including revised titles for the condensed consolidated financial statements) and has resulted in a number of changes in presentation and disclosure. However, HKAS 1 (Revised) has had no impact on the reported results or financial position of the Group.

The Group has not early applied the following new or revised standards, amendments and interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Amendment to HKFRS 5 as part of Improvements to HKFRSs issued in 2008[1]
HKFRSs (Amendments)	Improvements to HKFRSs issued in 2009[2]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[1]
HKAS 39 (Amendment)	Eligible Hedged Items[1]
HKFRS 2 (Amendments)	Group Cash-settled Share-based Payment Transactions[3]
HKFRS 3 (Revised)	Business Combinations[1]
HK(IFRIC) - Int 17	Distribution of Non-cash Assets to Owners[1]
HK(IFRIC) - Int 18	Transfers of Assets from Customers[4]

1 Effective for annual periods beginning on or after 1 July 2009.

2 Amendments that are effective for annual periods beginning on or after 1 July 2009 or 1 January 2010, as appropriate.

3 Effective for annual periods beginning on or after 1 January 2010.

4 Effective for transfers on or after 1 July 2009.

The Directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

3. Turnover

Turnover represents gross rental income from investment properties and management fee income for the period.

The Group's principal activities are property investment, management and development. The Group currently does not have any active development project and its turnover and results are principally derived from investment properties located in Hong Kong.

4. Segment Information

The Group has adopted HKFRS 8 "Operating Segments" with effect from 1 January 2009. HKFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. In contrast, the predecessor Standard (HKAS 14 "Segment Reporting") required an entity to identify two sets of segment (business and geographical), using a risks and rewards approach, with the entity's system of internal financial reporting to key management personnel serving only as the starting point for the identification of such segments.

As the Group's turnover and results are principally derived from investment properties located in Hong Kong, no business or geographical segment is presented in prior years. However, information reported to the Group's management for the purpose of resource allocation and assessment of performance focuses on the type of usage of space (e.g. commercial, residential) within the Group's properties portfolio. Each type of usage has different tenant base and requires different marketing strategies. The Group's reportable segments under HKFRS 8 are therefore as follows:

Office segment – leasing of high quality office space and related facilities

Retail segment – leasing of space and related facilities to a variety of retail and leisure operators

Residential segment – leasing of luxury residential properties and related facilities

4. Segment Information *continued*

	Office HK$ million	Retail HK$ million	Residential HK$ million	Consolidated HK$ million
For the six months ended 30 June 2009				
Turnover				
Gross rental income from investment properties	327	290	131	748
Management fee income	57	32	14	103
	384	322	145	851
Property expenses	(48)	(28)	(19)	(95)
Segment profits	336	294	126	756
Investment income				18
Other gains and losses				5
Administrative expenses				(63)
Finance costs				(71)
Change in fair value of investment properties	268	134	(5)	397
Share of results of associates				257
Profit before taxation				1,299

4. Segment Information *continued*

	Office HK$ million	Retail HK$ million	Residential HK$ million	Consolidated HK$ million
For the six months ended 30 June 2008				
Turnover				
Gross rental income from investment properties	286	277	126	689
Management fee income	57	31	14	102
	343	308	140	791
Property expenses	(48)	(28)	(22)	(98)
Segment profits	295	280	118	693
Investment income				33
Other gains and losses				84
Administrative expenses				(62)
Finance costs				(74)
Change in fair value of investment properties	1,482	856	657	2,995
Share of results of associates				339
Profit before taxation				4,008

All of the segment revenue reported above is from external customers.

Segment profit represents the profit earned by each segment without allocation of investment income, central administration costs and directors' salaries, other gains and losses, finance costs, change in fair value of investment properties and share of results of associates. This is the measure reported to the Group's management for the purpose of resource allocation and assessment of segment performance.

The total assets of the Group as at the interim report date do not differ significantly since the latest annual report date.

5. Finance Costs

	Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Finance costs comprise:		
Interest on bank loans and overdrafts wholly repayable within five years	**10**	13
Interest on floating rate notes wholly repayable within five years	**4**	8
Interest on fixed rate notes wholly repayable within five years	**49**	50
Interest on fixed rate notes not wholly repayable within five years	**15**	–
Imputed interest on zero coupon notes not wholly repayable within five years	**6**	6
Total interest expenses	**84**	77
Net interest receipts on interest rate swaps and cross currency swaps	**(25)**	(13)
Recycling of losses from reserve on financial instruments designated as cash flow hedges	**6**	4
Bank charges	**4**	4
Other finance costs	**2**	2
	71	74

6. Taxation

	Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Current tax		
Hong Kong profits tax		
– current year	**88**	75
– overprovision in prior years	**–**	(1)
– prior years' tax provision (Note)	**–**	31
	88	105
Deferred tax (note 16)		
Change in fair value of investment properties	**65**	494
Other temporary differences	**7**	(7)
Attributable to change in tax rate	**–**	(223)
	72	264
	160	369

Hong Kong profits tax is calculated at 16.5% of the estimated assessable profit for both periods.

Note:

As disclosed in the annual reports published in previous years, the Group has over the past few years been in dispute with the Hong Kong Inland Revenue Department ("IRD") on interest deductions made in years of assessment dated back to 1995/96. Taking into consideration professional advice and recent development, a formal proposal (the "Settlement Proposal") was submitted to IRD at the end of December 2008 to settle the claims at HK$450 million, inclusive of tax principal, interest and all amounts payable. Full provision for such estimated exposure has been made at 31 December 2008.

During the interim period, IRD has issued notices of additional assessment to the Group in accordance with the Settlement Proposal. Up to the date of approval of these condensed consolidated financial statements, HK$382 million out of the total claim amount has been paid (by cash payment of HK$200 million and tax reserve certificates of HK$182 million already purchased in prior years). The Group expects to pay all outstanding amounts before the end of 2009.

7. Profit for the period

	Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Profit for the period has been arrived at after charging (crediting):		
Depreciation of property, plant and equipment	**3**	3
Dividends from		
– listed investments	**(14)**	(26)
– unlisted investments	**–**	(1)
	(14)	(27)
Gross rental income from investment properties	**(748)**	(689)
Less:		
– Direct operating expenses arising from properties that generated rental income	**93**	96
– Direct operating expenses arising from properties that did not generate rental income	**2**	2
	(653)	(591)
Interest income	**(3)**	(6)
Staff costs, comprising:		
– Directors' emoluments (Note)	**9**	9
– Share-based payments	**1**	1
– Other staff costs	**67**	58
	77	68
Share of income tax of an associate (included in share of results of associates)	**91**	120

Note:

In March 2009, the Emoluments Review Committee reviewed the 2009 fixed base salary of the Company's executive Directors and determined their 2008 performance-based bonus. It approved their proposal to freeze their fixed base salary for 2009. 2008 performance-based bonus approved by the Committee were HK$1,466,750 for Peter Tin Chang LEE, HK$318,110 for Ricky Tin For TSANG and HK$742,256 for Wendy Wen Yee YUNG respectively, with reference to their employment as Directors of the Company.

8. Earnings per share

(a) Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the Company is based on the following data:

	Earnings Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the period attributable to owners of the Company	**1,071**	3,437

	Number of shares Six months ended 30 June	
	2009	2008
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,042,168,634**	1,037,748,046
Effect of dilutive potential ordinary shares:		
Share options issued by the Company	**200,592**	130,317
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,042,369,226**	1,037,878,363

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

8. Earnings per share *continued*

(b) Adjusted basic earnings per share

For the purpose of assessing the performance of the Group's principal activities (i.e. leasing of investment properties), the management is of the view that the profit for the period attributable to the owners of the Company should be adjusted in the calculation of basic earnings per share as follows:

	Six months ended 30 June			
	2009		2008	
	Profit HK$ million	**Basic earnings per share HK cents**	Profit HK$ million	Basic earnings per share HK cents
Profit for the period attributable to owners of the Company	**1,071**	**102.77**	3,437	331.20
Change in fair value of investment properties	**(397)**		(2,995)	
Effect of deferred taxation on change in fair value of investment properties	**65**		286	
Effect of minority interests' shares	**29**		162	
Share of change in fair value of investment properties (net of deferred taxation) of an associate	**(185)**		(272)	
Underlying profit attributable to owners of the Company	**583**	**55.94**	618	59.55
Prior years' tax provision	**-**		31	
Net realised gain on disposal of available-for-sale investments	**(3)**		(44)	
Recurring underlying profit	**580**	**55.65**	605	58.30

The denominators used are the same as those detailed above for basic earnings per share.

9. Dividends

(a) Dividends recognised as distribution during the period:

	Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
2008 Final dividend paid – HK54 cents per share	**562**	–
2007 Final dividend paid – HK48 cents per share	**–**	498
	562	498

Scrip dividend alternatives were offered to the shareholders in respect of the above dividends. These alternatives were accepted by the shareholders as follows:

	Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
2008 final dividend (2007 final dividend):		
Cash payment	**434**	428
Share alternative	**128**	70
	562	498

9. Dividends *continued*

(b) Dividend declared after the reporting date:

	Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Interim dividend declared – HK14 cents per share (2008: HK14 cents per share)	**147**	146

The above interim dividends were declared after the reporting dates and have not been recognised as liabilities at the respective reporting dates.

The declared 2009 interim dividend will be payable in cash with a scrip dividend alternative.

10. Investment Properties

The investment properties of the Group were revalued at 30 June 2009 by Knight Frank Petty Limited, an independent qualified professional valuer not connected with the Group, on market value basis, taking into account the reversionary income and redevelopment potential. The surplus of HK$397 million arising on revaluation has been credited to the condensed consolidated income statement for the period.

11. Property, Plant and Equipment

The buildings of the Group were revalued at 30 June 2009 by Knight Frank Petty Limited, an independent qualified professional valuer, on market value basis. The surplus of HK$1 million arising on revaluation has been credited to the properties revaluation reserve.

12. Accounts Receivable

Rents from leasing of investment properties are normally received in advance. As at 30 June 2009, accounts receivable of the Group with carrying amount of HK$9 million (31 December 2008: HK$10 million) mainly represented rents receipts in arrears, which were aged less than 90 days.

13. Time Deposits/Cash and Bank Balances

	At 30 June 2009 HK$ million (unaudited)	At 31 December 2008 HK$ million (audited)
Time deposits	**2,158**	964
Cash and bank balances	**12**	51
Cash and deposits with banks in the condensed consolidated statement of financial position	**2,170**	1,015
Less: Time deposits with original maturity over three months	**(1,634)**	–
Add: Held-to-maturity debt securities with maturity within three months	**–**	700
Cash and cash equivalents in the condensed consolidated statement of cash flows	**536**	1,715

14. Accounts Payable

As at 30 June 2009, accounts payable of the Group with carrying amount of HK$77 million (31 December 2008: HK$90 million) were aged less than 90 days.

15. Borrowings

The analysis of the carrying amounts of borrowings is as follows:

	Current		**Non-Current**	
	At 30 June 2009 HK$ million (unaudited)	At 31 December 2008 HK$ million (audited)	**At 30 June 2009 HK$ million (unaudited)**	At 31 December 2008 HK$ million (audited)
Unsecured bank loans	**–**	–	**1,449**	920
Floating rate notes	**550**	550	**–**	–
Fixed rate notes	**–**	–	**1,974**	2,003
Zero coupon notes	**–**	–	**259**	278
	550	550	**3,682**	3,201

16. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period:

	Accelerated tax depreciation HK$ million	Revaluation of properties HK$ million	Tax losses HK$ million	Total HK$ million
At 1 January 2009	250	3,412	(14)	3,648
Charge to condensed consolidated income statement for the period (note 6)	2	65	5	72
At 30 June 2009	**252**	**3,477**	**(9)**	**3,720**

As at 30 June 2009, the Group has unused estimated tax losses of HK$634 million (31 December 2008: HK$655 million), of which HK$320 million (31 December 2008: HK$312 million) has not been agreed by IRD, available for offset against future profits. A deferred tax asset has been recognised in respect of HK$57 million (31 December 2008: HK$85 million) of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$577 million (31 December 2008: HK$570 million) as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

As at 30 June 2009, the Group has deductible temporary differences of HK$49 million (31 December 2008: HK$49 million) arisen from the revaluation of properties. No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary difference can be utilised.

17. Capital Commitments

At the reporting date, the Group had the following capital commitments in respect of its investment properties:

	At 30 June 2009 HK$ million (unaudited)	At 31 December 2008 HK$ million (audited)
Authorised but not contracted for	**291**	2,068
Contracted but not provided for	**1,813**	123

18. Related Party Transactions and Balances

(a) Transactions with related parties

During the interim period, the Group has received gross rental income from the following related parties:

	Six months ended 30 June	
	2009 HK$ million (unaudited)	2008 HK$ million (unaudited)
Substantial shareholders	**1**	1
Directors (Note)	**12**	12
	13	13

Note:

The sum of transactions with Directors represented the aggregate gross rental income received under various leases respectively with Directors of approximately HK$510,000 (2008: HK$388,000), and companies controlled by Directors or their associates in aggregate of approximately HK$11,890,000 (2008: HK$11,482,000).

18. Related Party Transactions and Balances *continued*

(b) Balance with a related party

As at 30 June 2009, the Group has an amount of HK$94 million (31 December 2008: HK$94 million) due to a minority shareholder, which represented outstanding loan advanced to a non wholly-owned subsidiary of the Group, Barrowgate Limited ("Barrowgate") by Mightyhall Limited, a wholly owned subsidiary of Jebsen and Company Limited ("Jebsen and Company"), of which Hans Michael JEBSEN is a director and shareholder, as shareholders loan in proportion to its shareholding in Barrowgate for general funding purpose. The amount is unsecured, interest-free and repayable on demand.

(c) Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the period was as follows:

	Six months ended 30 June	
	2009	2008
	HK$ million	HK$ million
	(unaudited)	(unaudited)
Salaries and other short-term employee benefits	**10**	10
Share-based payments	**3**	1
	13	11

The remuneration of the Directors and key executives is determined by the Emoluments Review Committee and Chief Executive Officer respectively having regard to the performance of individuals and market trends.

Additional Information

Corporate Governance

Hysan aims to be a financially successful as well as responsible business. In our quest to deliver long-term sustainable value to our shareholders, we have to understand the context in which we operate and make decisions that balance the needs of various stakeholders. To our shareholders, this is translated into a commitment to maintaining the highest standards of corporate governance. The cornerstones of our corporate governance practices are accountability, transparency and integrity.

To Hysan, therefore, good corporate governance is not an exercise in compliance. Nor is this restricted to the Board process. The Board must delegate to other executives, who in turn implement policies across the organisation. It is therefore crucial to reinforce our corporate culture and values, which emphasise good business ethics and responsible behaviour in general. Since 2004, the Board has adopted the Corporate Governance Guidelines (available on the Company's website: www.hysan.com.hk), which forms the general framework of our corporate governance practices.

Hysan meets the requirements of the Code Provisions contained in the Code on Corporate Governance Practices (the "Corporate Governance Code") as set out in Appendix 14 of the Listing Rules, except that its Emoluments Review Committee (established since 1987) has the responsibility for determining executive Director compensation. The Board is of the view that, in light of the current organisational structure and the relatively simple nature of Hysan's business activities, the current arrangements for Emoluments Review Committee to determine executive Director compensation as appropriate. The Board will continue to review this arrangement in light of the needs of the Group. The Company's Corporate Governance Guidelines provide for separate roles of Chairman and Chief Executive Officer. Peter Ting Chang LEE serves as the Chairman. An open search is underway for a new Chief Executive Officer.

Board Effectiveness

Board Responsibilities and Board/Management Relationship

The roles of the Board and of the management are separate and distinct. The Board's responsibility is, firstly to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. On the other hand, the responsibility for the day-to-day management of the Group's business activities and the implementation of the Group's policies remains vested in management.

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

These are governed by a formal Board of Directors Mandate (details are available on the Company's website: www.hysan.com.hk) which sets out the key responsibilities of the Board in fulfilling its stewardship roles. These include strategic planning and monitoring, internal controls and risk management, culture and values, capital management, corporate governance and board succession.

Board Effectiveness *continued*

Board Composition

The Board currently comprises 3 Executive Directors, 3 Independent non-executive Directors and 4 Non-executive Directors. There is a majority of Non-executive Directors on the Board with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

Peter Ting Chang LEE serves as the Chairman. Sir David AKERS-JONES acts as the Independent non-executive Deputy Chairman of the Board. His role as the Senior Independent non-executive Director is formalised in the Group's Corporate Governance Guidelines. The presence of an Independent non-executive Deputy Chairman is designed to ensure that the Board functions effectively and is independent of management where appropriate. He is available to shareholders and fellow Directors if they have concerns relating to matters that contact through the normal channels of Chairman and/or Chief Executive Officer has failed to resolve, or for which such contact is inappropriate.

Tom BEHRENS-SORENSEN had resigned as Independent non-executive Director and member of Audit Committee during the review period.

Board Process

The Board meets at least quarterly. A detailed list of Matters Reserved for Board Decisions is in place setting out key matters that are to be retained for full Board decision and such list is reviewed periodically, at least once a year. These matters include long-term objectives and strategies; extension of Group activities into new business areas; annual budgets; preliminary announcements of interim and final results; dividends; material banking facilities; material acquisitions and disposals; connected transactions; annual internal controls assessment; and appointments to the Board following recommendations by the Nomination Committee.

An important element of the Company's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. The Board receives detailed quarterly reports from management in respect of their areas of responsibility. Appropriate key performance indicators are used to facilitate benchmarking and peer group comparison. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. From time to time, the Board also receives presentations, including from non-Board management members, on issues of significance or on new opportunities for the Group. Directors are also kept updated of any material developments from time to time through notifications and circulars giving them the relevant background and explanatory information. Directors also have access to non-Director management staff where appropriate. These ensure that the Board will be given the answers it needs.

The Board recognises that there may be occasions when one or more Director feel it is necessary to take independent legal and/or financial advice at the Company's expense. There is an agreed procedure to enable them to do so, as laid down in our Corporate Governance Guidelines.

Board Effectiveness *continued*

Internal Controls

The Group is committed to implementing effective risk management policies and internal controls procedures to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives.

The Board has the overall responsibility to ensure that sound and effective internal controls are maintained, while management is charged with the responsibility to design and implement the internal controls system to manage risks. As stated in our 2008 Annual Report, the Board considered the internal controls system effective and adequate (including the adequacy of resources, qualifications and experience of staff of the Group's accounting and financial reporting function, and their training programmes and budget). No significant areas of concern which might affect the operational, financial reporting and compliance functions of the Company are identified.

Our Internal Audit function assists management in its monitoring function by providing independent assessment and assurance. The principle of independence was firmly established, as evident by its reporting line to Audit Committee and Chief Executive Officer (Chairman acting).

Board Committees

In order to provide effective oversight and leadership and pursuant to its Corporate Governance Guidelines, the Board has established 3 corporate governance-related committees (being the Audit, Emoluments Review and Nomination Committees). The corporate governance-related committees have at least a majority of Independent non-executive Directors. Their terms of reference provide for arrangements of in-camera meetings without management presence. During the review period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

- ***Audit Committee***

  The Audit Committee is chaired by Sir David AKERS-JONES, Independent non-executive Deputy Chairman and has a majority of Independent non-executive Directors. During the review period, Tom BEHRENS-SORENSEN had resigned as a member of the Audit Committee, the remaining members were Sir David AKERS-JONES and Chien LEE. Dr. Geoffrey Meou-tsen YEH had been appointed as a member of the Audit Committee with effect from 18 June 2009. All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. It meets no less than twice a year. Meetings are also attended by management by invitation including Executive Director, Finance. Full terms of reference are available on the Company's website: www.hysan.com.hk.

Board Effectiveness *continued*

Board Committees *continued*

- ***Audit Committee*** *continued*

Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditor and Audit Committee members. Hysan management is responsible for selecting appropriate accounting policies and for the preparation of the financial statements. The external auditor are responsible for auditing and attesting to the Group's financial statements and evaluating the Group's system of internal controls to the extent that they consider necessary to support their audit report. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process. The Committee presents a report to the Board after each meeting, which addresses its work and findings.

The Committee also has the responsibility for reviewing the Group's "whistle-blowing" procedures for employees to raise concerns, in confidence or anonymously, about possible breaches of its Code of Ethics and to ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

The Committee has reviewed and discussed with management and external auditor the unaudited condensed consolidated financial statements for the first six months of 2009 included in this Report.

- ***Emoluments Review Committee***

The Group's Emoluments Review Committee is also chaired by Sir David AKERS-JONES, Independent non-executive Deputy Chairman. Its other members are Fa-kuang HU and Dr. Geoffrey Meou-tsen YEH, Independent non-executive Directors. There is a 100% Independent non-executive Director membership. The Committee generally meets at least once every year. Full terms of reference are available on the Company's website: www.hysan.com.hk.

The function of the Committee is to review and determine the remuneration of the executive Directors. Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director or any of his associates is involved in deciding his own remuneration.

A separate "Directors' Remuneration and Interests Report" in 2008 Annual Report sets out details of the level of the Directors' remuneration including remuneration breakdown of each individual executive Directors on "named" basis.

Board Effectiveness *continued*

Board Committees *continued*

- ***Nomination Committee***

  The Nomination Committee is chaired by Peter Ting Chang LEE, Chairman of the Board, and its other members are Sir David AKERS-JONES, Independent non-executive Deputy Chairman, and Dr. Geoffrey Meou-tsen YEH, Independent non-executive Director. The Committee has a majority of Independent non-executive Directors. The Committee meets when it is considered necessary. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  The Committee has the responsibility of nominating for Board approval candidates to fill Board vacancies as and when they arise and of evaluating the balance of skills, knowledge and experience of the Board. It is clearly set out in the terms of reference of the Committee that the Chairman of the Board shall not chair the Committee when it is dealing with the matter of succession of the chairmanship.

Communication with Shareholders

The Group is committed to maintaining a policy of open and timely disclosure of relevant information on its attributes to shareholders and other stakeholders, subject to applicable legal requirements. A communication programme is in place to maintain an on-going dialogue with the Company's stakeholders, including communication with shareholders in a regular and timely manner, through the Group's annual and interim reports and accounts, press releases/announcements; and holding regular briefings and meetings for analysts and the media, as appropriate. The Board recognises the significance of constructive use of Annual General Meeting (the "AGM") as a useful means to enter into a dialogue with private shareholders based on mutual understanding of objectives. Individual shareholders can put questions to the Chairman at the general meeting. Board Committee Chairmen, as provided under the respective terms of references, attend AGMs to respond to any shareholder questions on the activities of the Committees. Since 2004, to enable shareholders to gain a better understanding of our business activities, we have included a "business review" session led by the Chairman in addition to the statutory part of the meeting. In the 2009 AGM, topics addressed include overview of the 2008 business environment, financial position, annual results and subsequent updates, and 2009 outlook.

We recognise the significance of consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about Hysan. The Group's Corporate Disclosure Policy provides guidance for coordinating the disclosure of material information to investors, analysts and media as well as our processes for results announcements.

Updated Information on Directors Pursuant to Rule 13.51B(1) of the Listing Rules

Directors' Updated Biographical Details

The Directors' updated information is set out below. Upon specific enquiry by the Company and following confirmations from Directors, save as otherwise set out in this Report, there is no change in the information of the Directors required to be disclosed pursuant to Rule 13.51B of the Listing Rules since the Company's last published annual report.

Peter Ting Chang LEE J.P.

Mr. Lee joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. Mr. Lee is a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited, Hang Seng Bank Limited, SCMP Group Limited and a director of a number of other companies. He is also vice president of the Real Estate Developers Association of Hong Kong. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester and is also qualified as a Solicitor of the Supreme Court of England and Wales.

Sir David AKERS-JONES G.B.M., K.B.E., C.M.G., J.P.

Sir David is Chairman of GAM Hong Kong Limited, Deputy Chairman of CNT Group Limited and a non-executive director of China Everbright International Limited and K. Wah International Holdings Limited. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989 and became the Deputy Chairman in 2001.

Fa-kuang HU G.B.S., C.B.E., J.P.

Mr. Hu is Honorary Chairman of Ryoden Development Limited. He was an independent non-executive director of i-CABLE Communications Limited and retired effective from the conclusion of its annual general meeting held on 17 May 2007. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University. He was appointed a Non-executive Director in 1979 and re-designated as Independent non-executive Director in 2008.

Hans Michael JEBSEN B.B.S.

Mr. Jebsen is Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He was appointed a Non-executive Director in 1994.

Updated Information on Directors Pursuant to Rule 13.51B(1) of the Listing Rules *continued*

Directors' Updated Biographical Details *continued*

Anthony Hsien Pin LEE

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also an alternate director of Television Broadcasts Limited. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed a Non-executive Director in 1994.

Chien LEE

Mr. Lee is a private investor and a non-executive director of Swire Pacific Limited and Television Broadcasts Limited and a number of private companies. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a Non-executive Director in 1988.

Dr. Deanna Ruth Tak Yung RUDGARD O.B.E.

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a Non-executive Director in 1993.

Dr. Geoffrey Meou-tsen YEH S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He was an independent non-executive director of China Travel International Investment Hong Kong Limited until 14 July 2007. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a Non-executive Director in 1979 and as Independent non-executive Director in 2001.

Updated Information on Directors Pursuant to Rule 13.51B(1) of the Listing Rules *continued*

Directors' Updated Biographical Details *continued*

Ricky Tin For TSANG

Mr. Tsang joined the Group in 2004 and was appointed an Executive Director in 2008. In addition to general management roles as a member of the Group's management team, he oversees the areas of financial control and accounting, treasury, corporate finance and institutional investors relations, as well as information technology. He had previously held senior positions in risk management, treasury and financial control with major financial institutions in the United Kingdom and in Hong Kong. Mr. Tsang holds a Master's Degree in Engineering from Oxford University, United Kingdom. He is qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales, and is a Fellow of Hong Kong Institute of Certified Public Accountants. He is also a member of the Association of Corporate Treasurers in the United Kingdom.

Wendy Wen Yee YUNG

Ms. Yung joined the Group in 1999 and was appointed an Executive Director in 2008. In addition to general management roles as a member of the Group's management team, she is responsible for the Group's corporate services including legal and secretarial, human resources and administration, as well as corporate communications. Ms. Yung holds a Master of Arts Degree from Oxford University, United Kingdom and is qualified as a solicitor of the Supreme Court of England and Wales as well as Supreme Court of Hong Kong. She was a partner of an international law firm prior to joining the Group. Ms. Yung is also qualified as a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants. She sits on the Hong Kong Selection Committee of the Rhodes Scholarships, as well as a number of panels of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries respectively.

Directors' Emoluments

The basis of determining the Directors' emoluments (including bonus payments) and the fee structure for Directors and members of the Company's Board committees remained unchanged during the review period. Details of the Directors' fee structure for membership on the Board and the various committees had been set out in the Company's 2008 Annual Report. Where a Director serves on the Board and/or Committee for less than one year, his/her fees will be paid on a pro rata basis. A meeting of the Emolument Review Committee of the Company was held on 4 March 2009 to review the Chairman's and 2 Executive Directors' fixed base salary and determine their 2008 performance bonus. Further details are set out in the note to the condensed consolidated financial statements on page 20.

The Chairman and Executive Directors were also granted share options on 11 March 2009 pursuant to the Company's share option scheme, details are set out in the section "Long-term Incentives: Share Option Schemes" below.

Directors' Interests in Shares

As at 30 June 2009, the interests and short positions of the Directors in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

Name	Number of ordinary shares held					% of the issued share capital
	Personal interests	Family interests	Corporate interests	Other interests	Total	(Note a)
Peter Ting Chang LEE	3,493,262	–	–	–	3,493,262	0.333
Fa-kuang HU	–	–	200,000 (Note b)	–	200,000	0.019
Hans Michael JEBSEN	60,000	–	2,433,371 (Note c)	–	2,493,371	0.238
Chien LEE	800,000	–	–	–	800,000	0.076
Deanna Ruth Tak Yung RUDGARD	1,871,600	–	–	–	1,871,600	0.178
Ricky Tin For TSANG	41,454	–	–	–	41,454	0.004
Geoffrey Meou-tsen YEH	275,012	–	–	–	275,012	0.026
Wendy Wen Yee YUNG	28,000	–	–	–	28,000	0.003

Notes:

(a) This percentage has been compiled based on the total number of shares of the Company in issue (i.e. 1,049,786,581 ordinary shares) as at 30 June 2009.

(b) Such shares were held by a company which was wholly-owned by Fa-kuang HU and he was deemed to have a beneficial interest in all these shares.

(c) Such shares were held through a corporation in which Hans Michael JEBSEN was a member entitled to exercise no less than one-third of the voting power at general meeting.

Directors' Interests in Shares *continued*

Aggregate long positions in shares and underlying shares of the Company *continued*

Certain executive Directors of the Company have been granted share options under the Company's share option schemes (details are set out in the section headed "Long-term incentives: Share Option Schemes" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Aggregate long positions in shares of associated corporations

Listed below is a Director's interest in the shares of Barrowgate, a 65.36% subsidiary of the Company:

	Number of ordinary shares held			
Name	**Corporate interests**	**Other interests**	**Total**	**% of the issued share capital**
Hans Michael JEBSEN	1,000	–	1,000	10 (Note)

Note:

Jebsen and Company held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael JEBSEN was deemed to be interested in the shares of Barrowgate by virtue of being a controlling shareholder of Jebsen and Company.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 30 June 2009 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' Interests in Shares *continued*

Long-term Incentives: Share Option Schemes

The Company has granted options under 2 executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Listing Rules. The Chairman or the Managing Director may make grants to management staff below executive Director level.

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme at its AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015 (together with the 1995 Scheme are referred to as the "Schemes").

During the review period, a total of 1,522,000 shares options were granted under the 2005 Scheme.

As at 30 June 2009, an aggregate of 3,325,000 shares are issuable for options granted under the Schemes, representing approximately 0.32% of the issued share capital of the Company.

Directors' Interests in Shares *continued*

Long-term Incentives: Share Option Schemes *continued*

Details of options granted, exercised, cancelled/lapsed and outstanding under the Schemes during the review period are as follows:

Name	Date of grant	Exercise price HK$	Exercisable period (Note a)	Balance as at 1.1.2009	Changes during the period Granted	Exercised	Cancelled/ lapsed	Balance as at 30.6.2009
1995 Scheme								
Executive Directors								
Ricky Tin For TSANG	30.3.2005	15.850	30.3.2005 – 29.3.2015	80,000	–	–	–	80,000
Wendy Wen Yee YUNG	30.3.2005	15.850	30.3.2005 – 29.3.2015	96,000	–	–	–	96,000
Eligible employees (Note b)	30.3.2005	15.850	30.3.2005 – 29.3.2015	13,000	–	–	(13,000) (Note c)	–
2005 Scheme								
Executive Directors								
Peter Ting Chang LEE	6.3.2007	21.380	6.3.2007 – 5.3.2017	235,000	–	–	–	235,000
	13.3.2008	21.450	13.3.2008 – 12.3.2018	260,000	–	–	–	260,000
	11.3.2009	11.760 (Note d)	11.3.2009 – 10.3.2019	–	500,000	–	–	500,000
Ricky Tin For TSANG	30.3.2006	22.000	30.3.2006 – 29.3.2016	120,000	–	–	–	120,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	100,000	–	–	–	100,000
	11.3.2009	11.760 (Note d)	11.3.2009 – 10.3.2019	–	250,000	–	–	250,000
Wendy Wen Yee YUNG	26.6.2006	20.110	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	100,000	–	–	–	100,000
	11.3.2009	11.760 (Note d)	11.3.2009 – 10.3.2019	–	300,000	–	–	300,000

Directors' Interests in Shares *continued*

Long-term Incentives: Share Option Schemes *continued*

Name	Date of grant	Exercise price HK$	Exercisable period (Note a)	Balance as at 1.1.2009	Changes during the period: Granted	Exercised	Cancelled/ lapsed	Balance as at 30.6.2009
Eligible employees (Note b)	30.3.2006	22.000	30.3.2006 – 29.3.2016	67,000	–	–	(44,000) (Note c)	23,000
	6.3.2007	21.380	6.3.2007 – 30.6.2009	108,000	–	–	–	108,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	73,000	–	–	(42,000) (Note c)	31,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	164,000	–	–	(69,000) (Note c)	95,000
	2.5.2008	23.900	2.5.2008 – 1.5.2018	95,000	–	–	–	95,000
	9.9.2008	21.300	9.9.2008 – 8.9.2018	85,000	–	–	–	85,000
	2.10.2008	20.106	2.10.2008 – 1.10.2018	85,000	–	–	–	85,000
	31.3.2009	13.300 (Note e)	31.3.2009 – 30.3.2019	–	472,000	–	(10,000) (Note c)	462,000
				1,981,000	1,522,000	–	(178,000)	3,325,000

Notes:

(a) Save otherwise stated, all options granted have a vesting period of 3 years in equal proportions.

(b) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance.

(c) The options lapsed during the period upon resignations of certain eligible employees.

(d) The closing price of the shares of the Company immediately before the date of grant (as of 10 March 2009) was HK$11.180.

(e) The closing price of the shares of the Company immediately before the date of grant (as of 30 March 2009) was HK$12.900.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Directors' Interests in Shares *continued*

Long-term Incentives: Share Option Schemes *continued*

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the period is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of a number of subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

Date of grant	**31.3.2009**	**11.3.2009**
Closing share price at the date of grant	HK$13.100	HK$11.760
Exercise price	HK$13.300	HK$11.760
Risk free rate (Note a)	1.936%	1.970%
Expected life of option (Note b)	10 years	10 years
Expected volatility (Note c)	47.740%	48.240%
Expected dividend per annum (Note d)	HK$0.526	HK$0.526
Estimated fair values per share option	HK$4.299	HK$3.671

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the shares of the Company in the past one year immediately before the date of grant.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past 5 financial years.

Substantial Shareholders' and Other Persons' Interests in Shares

As at 30 June 2009, the interests or short positions of substantial shareholders and other persons of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	Number of ordinary shares held	% of the issued share capital (Note a)
Lee Hysan Estate Company, Limited	Beneficial owner and interests of controlled corporations	433,130,735 (Note b)	41.26
Lee Hysan Company Limited	Interests of controlled corporations	433,130,735 (Note b)	41.26
Silchester International Investors Limited	Investment manager	94,100,000	8.96

Notes:

(a) The percentage has been compiled based on the total number of shares of the Company in issue as at 30 June 2009 (i.e. 1,049,786,581 ordinary shares).

(b) These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 30 June 2009.

Related Party Transactions

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 18 to the condensed consolidated financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified on pages 44 to 46.

Continuing Connected Transactions

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under Rule 14A.34 of the Listing Rules during the review period. Details of the Transactions required to be disclosed are set out as follows:

I. Leases granted by the Group

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate, a 65.36% subsidiary of the Company and property owner of Lee Gardens Two, as landlord with the following connected persons:

Connected person	Date of agreement	Terms	Premises	Annual consideration (Note a)
(i) Jebsen and Company Limited (Note b)	29 June 2007	3 years commencing from 1 September 2007	Office units on the 28th, 30th and 31st Floors	2009: HK$20,692,488 2010: HK$13,794,992 (on pro-rata basis) (Note c)
(ii) Hang Seng Bank Limited	15 October 2007 (Note d)	72 months commencing from 15 October 2007 (for Shops 2-10 on the Lower Ground Floor) 68 months commencing from 15 February 2008 (for Shop G13A on the Ground Floor and Shops 11-12 on the Lower Ground Floor) (Note e)	Shop G13A on the Ground Floor and Shops 2-10 and 11-12 on the Lower Ground Floor	2009: HK$12,526,488 2010: HK$9,866,293 (on pro-rata basis upto 14 October 2010) (Notes c and f)
(iii) Pearl Investments (HK) Limited (Note g)	23 May 2008 (Lease) 18 May 2007 (Carpark Licence Agreement and a supplemental letter dated 5 June 2007)	3 years commencing from 15 May 2008 3 years commencing from 1 June 2007	Room 1401C on the 14th Floor 1 carparking space	2009: HK$2,049,156 2010: HK$2,011,356 (on pro-rata basis for the Carpark Licence Agreement) 2011: HK$736,132 (on pro-rata basis for the Lease) (Note c)

Continuing Connected Transactions *continued*

I. Leases granted by the Group *continued*

(b) One Hysan Avenue, Causeway Bay, Hong Kong ("One Hysan Avenue")

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas Corporate Management Limited, a wholly-owned subsidiary of LHE, a substantial shareholder of the Company (holding 41.26% interest). Details of the lease are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration (Note a)
Atlas Corporate Management Limited	14 November 2008	3 years commencing from 1 November 2008	Whole of 21st Floor	2009: HK$2,505,684 2010: HK$2,505,684 2011: HK$2,088,070 (on pro-rata basis) (Note c)

II. Provision of leasing and property management services to a non wholly-owned subsidiary regarding Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Consideration
Barrowgate Limited	25 February 2004 and 2 Supplemental Appointment Letters of 19 July 2004 and 7 February 2007	3 years commencing from 1 April 2004 (renewed for further 3 years)	Whole premises of Lee Gardens Two	HK$8,280,082 (i) and HK$1,340,668 (ii) (Note h)

Continuing Connected Transactions *continued*

Notes:

(a) The annual considerations are based on current rates of rental, operating charges, (for retail premises) promotional levies and (for carparking spaces) licence fees for each of the relevant financial years. The rental, operating charges, promotional levies and licence fees (as the case may be) are payable monthly in advance.

(b) Jebsen and Company and Hang Seng Bank Limited ("Hang Seng") are beneficial substantial shareholders of Barrowgate having equity interest of 10% and 24.64% respectively in Barrowgate.

(c) The monthly operating charges were revised with effect from 1 January 2009 while the rental, promotional levies and licence fees (as the case may be) remained unchanged.

(d) Barrowgate and Hang Seng entered into an agreement for lease dated 15 October 2007. A formal lease agreement and a supplemental deed in respect of the premises mentioned under I(a)(ii) above were entered into between Barrowgate and Hang Seng on 15 February 2008 and 13 May 2008 respectively.

(e) The term of the lease mentioned under I(a)(ii) above exceeds 3 years and, according to Listing Rules requirement, an independent financial adviser to the Board was engaged and it formed the view that the term of this lease with duration longer than 3 years was required and it was normal business practice for leases of this type to be of such duration.

(f) The rent for the period from 15 October 2010 to 14 October 2013 will be reviewed at the then prevailing market rent and to be agreed by Barrowgate and Hang Seng.

(g) Pearl Investments (HK) Limited is a connected person by virtue of its being an associate of Chien LEE, a Non-executive Director of the Company.

(h) These represent the actual considerations for the period from 1 January 2009 to 30 June 2009, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published regarding the Transactions in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the relevant Transactions are subsisting.

Compliance of the Model Code

The Company has adopted the Model Code set out in the Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standards set out in the Model Code throughout the review period.

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and develop high calibre individuals committed to attaining our objectives. The total number of employees as at 30 June 2009 was 483. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth.

There has been no material change in respect of the human resources policy, including performance measurement and reward, training and development as set out in our 2008 Annual Report.

Corporate Information

Board of Directors

Chairman

Peter Ting Chang LEE
J.P. *(I, chairing N)*
(currently acting as Chief Executive Officer)

Independent non-executive Deputy Chairman

Sir David AKERS-JONES
G.B.M., K.B.E., C.M.G., J.P.
(N, chairing A, E)

Independent non-executive Directors

Fa-kuang HU
G.B.S., C.B.E., J.P. *(E)*

Dr. Geoffrey Meou-tsen YEH
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.
(A, E, N)

Non-executive Directors

Hans Michael JEBSEN
B.B.S. *(I)*

Anthony Hsien Pin LEE *(chairing I)*

Chien LEE *(A)*

Dr. Deanna Ruth Tak Yung RUDGARD
O.B.E.

Executive Directors

Ricky Tin For TSANG
Executive Director, Finance

Wendy Wen Yee YUNG
Executive Director and Company Secretary

Auditor

Deloitte Touche Tohmatsu

Share Registrars and Transfer Office

Tricor Standard Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Registered Office

49/F., The Lee Gardens
33 Hysan Avenue
Hong Kong

(A) *Audit Committee*
(E) *Emoluments Review Committee*
(N) *Nomination Committee*
(I) *Investment Committee*

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

Announcement of interim results	11 August 2009
Ex-dividend date for interim dividend	21 August 2009
Closure of register of members	25 to 27 August 2009
Record date for interim dividend	27 August 2009
Dispatch of scrip dividend circular and election form	(on or about) 31 August 2009
Dispatch of interim dividend warrants / definitive share certificates	(on or about) 22 September 2009

INTERIM DIVIDEND

The Board declares the payment of an interim dividend of HK14 cents per share. The interim dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Thursday, 27 August 2009. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election is to be mailed to shareholders on Monday, 31 August 2009. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Wednesday, 16 September 2009.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be dispatched to shareholders on or about Tuesday, 22 September 2009.

The register of members is to close from Tuesday, 25 August 2009 to Thursday, 27 August 2009, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend and during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Monday, 24 August 2009.

SHARE LISTING

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Tricor Standard Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Interim Report is printed in English and Chinese languages and is available on our website: www.hysan.com.hk. Shareholders may at any time choose to receive the Interim Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Interim Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Interim Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Interim Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website: www.hysan.com.hk.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company at:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

OUR WEBSITE

Press releases and other information of the Group can be found at our Internet website: www.hysan.com.hk.

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T : 852 2895 5777   F : 852 2577 5153
www.hysan.com.hk